UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 11-K
ANNUAL REPORT
Pursuant to Section 15(d) of the
Securities Exchange Act of 1934
(Mark One)

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2005
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                                          to
Commission File Number: 1-3305
Employer Identification Number: 22-1109110
Plan Number: 004
MERCK & CO., INC. EMPLOYEE STOCK PURCHASE AND SAVINGS PLAN
(Full title of the plan)
MERCK & CO., INC.
(Name of issuer of the securities held pursuant to the plan)
One Merck Drive
P.O. Box 100
Whitehouse Station, New Jersey 08889-0100
(Address of principal executive office)

Merck & Co., Inc.
Employee Stock Purchase and Savings Plan
Employer Identification Number: 22-1109110
Plan Number: 004
Index

Page
Report of Independent Registered Public Accounting Firm	1

Financial Statements:

Statements of Net Assets Available for Benefits as of December 31, 2005 and 2004	2

Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2005	3

Notes to Financial Statements	4 - 8

Supplemental Schedule*

H – Line 4 i – Schedule of Assets (Held at End of Year)	9

Signature	10

Exhibit Index	11

Exhibit 23 — Consent of Independent Registered Public Accounting Firm	12
EX-23: CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

*	Other schedules required by Section 2520.103-10 of the Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 are omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm
To the Participants and Administrator of
Merck & Co., Inc. Employee Stock Purchase and Savings Plan
In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of Merck & Co., Inc. Employee Stock Purchase and Savings Plan (the “Plan”) at December 31, 2005 and 2004, and the changes in net assets available for benefits for the year ended December 31, 2005 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule of Assets (Held at Year End) as of December 31, 2005, is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ PricewaterhouseCoopers LLP

Florham Park, New Jersey
June 9, 2006

Merck & Co., Inc.
Employee Stock Purchase and Savings Plan
Statements of Net Assets Available for Benefits

	December 31,
	2005	2004
Assets
Investment in the Master Trust	$276,754,557	$257,802,697
Participant loans at cost	10,482,364	10,947,627

Total investments	287,236,921	268,750,324

Receivables
Employer contribution	136,054	153,635
Participant contributions	391,704	444,713
Accrued interest and dividends	1,126,030	1,988,472

Total receivables	1,653,788	2,586,820

Net assets available for benefits	$288,890,709	$271,337,144

The accompanying notes are an integral part of these financial statements.

Merck & Co., Inc.
Employee Stock Purchase and Savings Plan
Statement of Changes in Net Assets Available for Benefits

Year Ended
December 31,
2005
Additions to net assets attributed to
Investment gain from the Master Trust
Net appreciation in fair value of investments	$5,801,602
Interest and dividends	9,956,772

Net investment gain	15,758,374

Contributions to the Plan
By participants	21,007,387
By employer	7,151,403

Total contributions	28,158,790

Transfers in	276,688

Total additions	44,193,852

Deductions from net assets attributed to
Benefits paid to participants	(24,390,398)
Transfers out	(2,249,889)

Total deductions	(26,640,287)

Net increase	17,553,565

Net assets available for benefits
Beginning of year	271,337,144

End of year	$288,890,709

The accompanying notes are an integral part of these financial statements.

Merck & Co., Inc.
Employee Stock Purchase and Savings Plan
Notes to Financial Statements
1.	Description of Plan

The following description of the Merck & Co., Inc. Employee Stock Purchase and Savings Plan (the “Plan”) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General

The Plan was designed to provide an easy, economical way for employees to become stockholders of Merck & Co., Inc. (the “Company” or “Merck”) as well as a systematic means of saving and investing for the future. Generally, any regular full-time, part-time, or temporary employee of the Company who is a U.S. resident covered by a collective bargaining agreement providing for participation in this Plan as defined by the Plan document, are eligible to participate in the Plan on or after the first day of the third month following commencement of employment.

The Plan is administered by a management committee appointed by the Company’s Chief Executive Officer or Compensation and Benefits Committee of its Board of Directors.

The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Master Trust

The assets of the Plan are maintained, for investment purposes only, on a commingled basis with the assets of the Merck & Co., Inc. Employee Savings & Security Plan in the Merck & Co., Inc. Employee Savings & Security Plan and the Merck & Co., Inc. Employee Stock Purchase & Savings Plan Trust (the “Master Trust”). The plans do not own specific Master Trust assets but rather maintain individual beneficial interests in such assets. The portion of fund assets allocable to each plan is based upon the participants’ account balance within each plan. Investment income for each fund is allocated to each plan based on the relationship of each plan’s beneficial interest in the fund to the total beneficial interest of all plans in the fund.

Contributions

Depending on the terms of the applicable collective bargaining agreements, employees earning less than $90,000 are allowed to contribute a maximum of 18% or 25% of base pay. Employees earning $90,000 or more are limited to maximum contributions of 15% of base pay. However, pre-tax contributions shall not exceed the 2005 IRS limit of $14,000. In addition, the Company will match 60% or 65% of employee contributions up to 6% of base pay per pay period as negotiated with each bargaining group. Company matching contributions are invested according to the following age parameters:

Under age 50 — During 2004, 50% of Company matching contributions were invested in the Merck Common Stock Fund (non-participant directed) and 50% were invested in the funds to which the participant is currently contributing (participant directed). Since January 2005, all participants have had the option to invest all Company matching contributions in any of the available fund options (participant directed), except the Medco Stock Fund. Effective September 1, 2005, the Medco Stock Fund was eliminated from the plan.

Merck & Co., Inc.
Employee Stock Purchase and Savings Plan
Notes to Financial Statements
Age 50 and above — Participants have the option to invest all Company matching contributions in any of the available fund options (participant directed), except the Medco Stock Fund. Also, the Economic Growth and Tax Relief Reconciliation Act of 2001 permits catch-up contributions that are designed to provide individuals age 50 and above with an additional pre-tax retirement savings opportunity. As such, eligible participants in the Plan could contribute an additional $4,000 for 2005.

Participants direct the investment of their contributions into any mutual fund investment option available under the Plan as well as Merck Common Stock (participant directed). During 2005, the Plan offered 18 mutual funds and the Merck Common Stock Fund.

Participant Accounts

Each participant’s account is credited with the participant’s contribution, the Company’s matching contribution and allocation of Plan earnings. The allocation is based on participants’ account balances, as defined in the Plan document.

Vesting

Participants are immediately vested in their contributions, all Company matching contributions, plus actual earnings thereon.

Participant Loans

Participants may borrow from their account balances with interest charged at the prime rate plus 1%. Loan terms range from one to five years for a short term loan or up to thirty years for the purchase of a primary residence. The minimum loan is $500 and the maximum loan is the lesser of $50,000 less the highest outstanding loan balance(s) during the one year period prior to the new loan application date, or 50% of the participant’s account balance less any current outstanding loan balance and defaulted loan amounts.

Payment of Benefits

In-service (which include hardship withdrawals) and termination distributions are made throughout the year in accordance with applicable Plan provisions.

2.	Summary of Accounting Policies

Basis of Accounting

The accompanying financial statements are prepared on the accrual basis of accounting.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Management believes that these estimates are adequate. Actual results could differ from those estimates.

Merck & Co., Inc.
Employee Stock Purchase and Savings Plan
Notes to Financial Statements
Investment Valuation and Income Recognition

Valuation of investments of the Plan represents the Plan’s allocable portion of the Master Trust. Quoted market prices are used to value investments. Participant loans are valued at their outstanding balances, which approximates fair value. Purchases and sales of securities are recorded on a trade-date basis. Dividend income is recorded on the ex-dividend date.

Contributions

Employee and Company matching contributions are recorded in the period in which the Company makes the payroll deductions from the participants’ earnings.

Payment of Benefits

Benefits are recorded when paid.

Expenses

The Plan’s administrative expenses are paid by the Company.

Risks and Uncertainties

The Plan provides for various investment options in investment securities. Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits and the statement of changes in net assets available for benefits.

3.	Investments

The following presents investments that represent 5% or more of the Plan’s net assets as of year- end.

	2005	2004
Merck Common Stock Fund	$93,102,649	$111,170,981	*
Fidelity Retirement Money Market Fund	33,094,355	18,965,575
T. Rowe Price Blue Chip Growth Fund	28,955,251	16,659,985
Columbia Acorn Fund, Class Z	22,688,713	—
Fidelity Low-Priced Stock Fund	16,671,266	14,337,499
SSgA Flagship 500 Index Fund Series A	15,658,399	—
PIMCO Total Return Fund, Institutional Class	14,921,184	—
American Funds EuroPacific Growth Fund, Class A	14,587,086	—
Medco Stock Fund	—	12,935,589

	$239,678,903	$174,069,629

*	Includes non-participant directed portion

Merck & Co., Inc.
Employee Stock Purchase and Savings Plan
Notes to Financial Statements
4.	Non-Participant Directed Investments

Beginning January 1, 2005 participants were no longer required to invest any portion of Company-matching contributions in the Merck Common Stock Fund. Additionally, any existing balances could be moved into any of the available fund options. As such, all investments in 2005 were participant directed. Information about the net assets for the Merck Common Stock Fund at December 31, 2004 is as follows:

December 31, 2004
Net assets
Investment in the Master Trust	$ 111,493,407

5.	Related-Party Transactions

Certain Plan investments are shares of mutual funds managed by Fidelity Management Trust Company (“Fidelity”). Fidelity is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions. As of December 31, 2005, the total market value of investments in the mutual funds managed by Fidelity was $66,683,570.

Merck & Co., Inc. also is a party-in-interest to the Plan under the definition provided in Section 3(14) of ERISA. Therefore, Merck Common Stock Fund transactions qualify as party-in-interest transactions. As of December 31, 2005, the market value of investments in the Merck Common Stock Fund was $93,102,649.

6.	Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.

7.	Tax Status

The Plan obtained a tax determination letter from the Internal Revenue Service dated August 20, 2003 indicating that it had been designed in accordance with applicable sections of the Internal Revenue Code (“IRC”). However, the Plan has been amended since the receipt of the determination letter. The Plan sponsor and legal counsel believe that the Plan is designed and currently operates in compliance with the IRC. Therefore, no provision for income taxes has been made.

Merck & Co., Inc.
Employee Stock Purchase and Savings Plan
Notes to Financial Statements
8.	Other Matters

Transfers in during 2005 of $276,688 consist of transfers between the Plan and the Merck & Co., Inc. Employee Savings & Security Plan for employees who changed their status during the year.

Transfers out consist of transfers of $2,249,889 for employees who transferred out to the Merck & Co., Inc. Employee Savings and Security Plan.

As a result of the Medco Health Solutions’ spin-off in 2003, the Plan’s participants who were invested in the Merck Common Stock Fund on the distribution date received a pro rata distribution of 0.1206 unit of the Medco Stock Fund for each unit of the Merck Common Stock Fund. The Medco Stock Fund expired during 2005. Participants had the option to transfer investments out of the Medco Stock Fund at any time prior to the expiration date. Any remaining balances in this Fund were transferred automatically to a money market fund.

9.	Master Trust

The Plan had an approximate 9% interest in the Master Trust at both December 31, 2005 and December 31, 2004. The net assets of the Master Trust are as follows:

	December 31,
	2005	2004
Mutual Funds	$2,579,950,103	$2,112,750,898
Merck Common Stock Fund	680,857,190	779,135,638
Medco Stock Fund	—	96,112,365
Accrued interest and dividends	8,144,971	9,793,187

	$3,268,952,264	$2,997,792,088

Total investment income of the Master Trust for the year ended December 31, 2005 is as follows:

Investment income, net
Interest and dividends	$103,707,049
Net appreciation in mutual funds	118,553,905
Net depreciation in Merck Common Stock	(14,915,642)

Total investment income	$207,345,312

Merck & Co., Inc.
Employee Stock Purchase and Savings Plan

Schedule H
Line 4i — Schedule of Assets (Held at End of Year)	EIN: 22-1109110
December 31, 2005	Plan No.: 004

(c) Description of Investment Including
	(b) Identity of Issuer, Borrower,	Maturity Date, Rate of Interest, Collateral, Par		(e) Current
(a)	Lessor or Similar Party	or Maturity Value	(d) Cost	Value

*	Participant Loans	Interest rates ranging from 5% to 11% and with maturities through 2035	—	$ 10,482,364

		Total		$ 10,482,364

*	Denotes a party-in-interest to the Plan.

SIGNATURE
The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the undersigned plan administrator has duly caused this annual report to be signed on behalf of the Merck & Co., Inc. Employee Stock Purchase and Savings Plan by the undersigned hereunto duly authorized.

Merck & Co., Inc. Employee Stock Purchase and Savings Plan
By:	/s/ Caroline Dorsa
Caroline Dorsa
Vice President and Treasurer

June 22, 2006

EXHIBIT INDEX

Exhibit
Number	Document	Page

23	Consent of Independent Registered Public Accounting Firm	12